Exhibit 99.1

MTS Forms Alliance with Panasonic to Deliver Property Management System Integration with New Unified Communications Solutions for the Hospitality Industry

Connecting end-to-end solutions to address the unique needs of the hospitality industry

Ra’anana, Israel / River Edge, NJ, USA – February 22, 2018 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms announced today that it will be partnering with Panasonic System Communications Company of North America to provide Property Management System integration (PMSi) solutions for Panasonic’s Series of Hospitality Solutions. With MTS’s PMSi, Panasonic will be able to help hospitality industry professionals improve staff productivity, save on costs and enhance guest experiences. PMSi can fully integrate with existing property management software systems to connect effortlessly with Panasonic’s solutions.

Panasonic’s Series of Hospitality Solutions and MTS’s PMSi enable hotel staff and event service providers to seamlessly integrate all hotel and connected third party systems into a single, unified interface. By giving hotel staff and event service providers the ability to bring a wide range of devices onto a single network, they can execute various Front Office System (FOS) control tasks to ensure fewer communication interruptions and increase productivity. The end result gives hotel staff the ability to address guest needs quicker, ensuring a better overall experience.

“MTS is pleased to partner with Panasonic North America to provide innovative solutions to the hospitality industry,” said Harel Nahar, director of strategic accounts at MTS. “With MTS’s PMSi and Call Accounting Solutions we are able to seamlessly integrate with Panasonic’s Hospitality Solutions. This provides enhanced communications between third party systems, which in turn delivers an exceptional guest experience and increases owner/operator efficiencies.”

“Given the rapid evolution of the hospitality industry, hospitality professionals are looking to make strategic technology investments that increase revenue and growth for facilities, maximize flexibility and productivity for employees and keep guests engaged,” said Oliver Bodden, product manager of unified communications at Panasonic System Communications Company of North America. “With the launch of our hospitality solutions, Panasonic is offering an array of cutting-edge unified communications solutions that enable a better user experience for industry professionals and guests. With MTS’s PMSi we can integrate with different FOS systems to provide the connectivity to ensure the ultimate guest experience.”

MTS’s PMSi is available through Panasonic’s authorized resellers throughout the United States. For more information please visit http://info.panasonic.com/uc-hospitality.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM) and enterprise mobility management (EMM). Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

For more information, please visit the MTS web site: www.mtsint.com.

Panasonic Solutions for Business

Panasonic delivers game-changing technology solutions that deliver a customized experience to drive better outcomes—for our customers and our customers’ customers. Panasonic engineers reliable products and solutions that help to create, capture and deliver data of all types, where, when and how it is needed. The complete suite of Panasonic professional solutions for government and commercial enterprises of all sizes addresses unified business communications, mobile computing, security and surveillance, retail point-of-sale, office productivity, visual communications (projectors, displays, digital signage) and HD video production. Panasonic solutions for business are delivered by Panasonic System Communications Company of North America, Division of Panasonic Corporation of North America, the principal North American subsidiary of Panasonic Corporation.

All brand and company/product names are trademarks or registered trademarks of the respective companies. All specifications are subject to change without notice. Information on Panasonic solutions for business can be obtained by calling 877-803-8492 or at us.panasonic.com/business-solutions/.

About Panasonic Corporation of North America

Newark, NJ-based Panasonic Corporation of North America is a leading technology partner and integrator to businesses, government agencies and consumers across the region. The company is the principal North American subsidiary of Osaka, Japan-based Panasonic Corporation and leverages its strengths in Immersive Entertainment, Sustainable Energy, Automated Supply Chains and Connected Solutions to provide secure and resilient integrated solutions for B2B customers. Panasonic was highlighted in Forbes Magazine’s Global 2000 ranking as one of the Top Ten Best Regarded Companies for 2017. The ranking is based on outstanding scores for trustworthiness, honesty with the public and superior performance of products and solutions. Learn more about Panasonic’s ideas and innovations at: PanasonicMovesUs.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

MTS Contact:

Michelle Reynoso
Marketing Coordinator
(800) 745-8725
Michelle.Reynoso@mtsint.com

Panasonic Contact:

Amanda Frasca, Racepoint Global for Panasonic

919-882-2059

PanasonicBSBU@racepointglobal.com